HERALD RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web**

8 August 2005

05010519

US SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

SUPPL

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Dairi Project Financing
Dated 5 July 2005
Dairi Project Udate
Dated 21 July 2005
Fourth Quarter Activities Report
Dated 27 July 2005

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Yours faithfully

M P WRIGHT
Executive Director

Enc

HERALD RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

5 July 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: DAIRI PROJECT UPDATE

Project Interests: Herald	**80%**
PT Aneka Tambang	**20%**

Lae Jehe – Drill Results

Diamond drill hole, SOP166D, **has intersected massive sulphides at the Lae Jehe prospect** from depths of 506.04m - 513.00m and 513.46m - 514.90m with additional bands of sulphides between 522.95m – 525.75m. Assay results for these intersections are awaited.

The massive sulphides in SOP166D are 170m along strike, to the north, from drill hole SOP60D which intersected 17.7m at 10.6% Zn, 5.0% Pb and they are also 100m down dip from SOP59D which intersected 15.3m at 6.2% Zn, 3.3% Pb which included 6.0m at 10.0% Zn, 5.6% Pb. The newly intersected massive sulphides will **extend the previously announced inferred mineral resources at Lae Jehe.** These were estimated at 8.2Mt at 7.7% Zn and 4.1% Pb, and have not been included in the Dairi Feasibility Study based solely on the Anjing Hitam deposit situated 1.5 km away (Reserves of 6.6Mt at 15% Zn, 9% Pb).

All widths reported are downhole intervals. The estimated true widths of these intersections are approximately 90% of the downhole intervals.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

The information in this report that relates to Exploration Results and Mineral Resources is based on information compiled by BL Kirkpatrick, who is a member of the Australasian Institute of Mining and Metallurgy. B.L Kirkpatrick is a full time employee of the company and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore reserves". BL Kirkpatrick consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

HERALD RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

21 July 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: DAIRI PROJECT – LAE JEHE PROSPECT
EXCELLENT DRILL ASSAY RESULTS TO EXTEND RESOURCES

Project Interests: Herald	**80%**
PT Aneka Tambang	**20%**

SOP166D, the first hole of a new programme, intersected **high grades in massive sulphides** from depths of 506.04 - 513.00m and 513.46 - 514.90m with additional bands of sulphides between 522.95 – 525.75m. Assay results have now been received and are tabulated below:

Hole	North	East	Dip/Azimuth (mag)	From (m)	To (m)	Width (m)	ETW (m)	Zinc (%)	Lead (%)	Silver (g/t)
SOP166D	940	1305	-66°/219°	506.04	514.90	**8.86**	**8.00**	**17.06**	**9.35**	**5**
				522.95	525.75	2.80	2.50	8.66	4.38	2

The massive sulphides in SOP166D are 170m along strike, to the north, from drill hole SOP60D which intersected 17.7m at 10.6% Zn, 5.0% Pb and they are also 100m down dip from SOP59D which intersected 15.3m at 6.2% Zn, 3.3% Pb which included 6.0m at 10.0% Zn, 5.6% Pb. The newly intersected massive sulphides thus **extend the previously announced inferred mineral resources** at Lae Jehe which were estimated at 8.2Mt at 7.7% Zn and 4.1% Pb. These resources have not been included in the Dairi Feasibility Study, which was based solely on the Anjing Hitam deposit situated 1.5km away (Reserves 6.6Mt at 15% Zn, 9% Pb).

All widths reported are downhole intervals. The estimated true widths of these intersections are approximately 90% of the downhole intervals.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

The information in this report that relates to Exploration Results and Mineral Resources is based on information compiled by BL Kirkpatrick, who is a member of the Australasian Institute of Mining and Metallurgy. B.L Kirkpatrick is a full time employee of the company and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore reserves". BL Kirkpatrick consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

HERALD
RESOURCES

QUARTERLY REPORT
FOR THE PERIOD ENDING 30 JUNE 2005

HIGHLIGHTS

DAIRI ZINC/LEAD PROJECT

- Macquarie Bank syndicate mandated to provide senior finance facilities for project
- Costings for road transportation and port facilities being finalised
- Excellent drill results at Le Jehe (9m @ 17% Zn, 9% Pb) and Sinar Pagi prospects (5m @ 22% Pb, 52 g/t Ag)

COOLGARDIE GOLD PROJECT

- Option to purchase project exercised by Austminex Ltd, final settlement to yield a further $2.1M for Herald.

www.herald.net.au

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hrl@herald.net.au Web **www.herald.net.au**

HERALD RESOURCES – BASE METALS

DAIRI ZINC/LEAD PROJECT


MEDAN
INDONESIA
DAIRI
SUMATRA

Herald	80%
PT Aneka Tambang ("Antam")	20%

PROJECT FINANCING

Herald has mandated a syndicate headed by Macquarie Bank Ltd to provide senior finance facilities for the development of the high-grade Dairi Zinc/Lead Project.

The banking syndicate is comprised as follows:

Macquarie Bank (lead arranger)
Macquarie is a leading provider of financial services to the global resources industry. It is listed on the ASX with a market capitalisation of over $12b and is also an associate clearing member of the London Metal Exchange.

Bayerische Hypo-und Vereinsbank AG
HVB as they are known, are the second largest commercial bank in Germany and the third largest bank in Europe. They have been a major player in global mining finance since the late 1980's, and employ 60,000 people world-wide.

Standard Bank London Ltd
A predominantly resource and emerging markets focused bank with a strong appetite for the Asian region, Standard are the international investment banking arm of Standard Bank Group, the largest South African bank by market capitalisation.

RMB Resources Ltd
RMB is the resources merchant banking business of Rand Merchant Bank, a member of the First Rand Group Ltd and one of the largest financial services groups in South Africa.

An indicative terms sheet has been negotiated with the above syndicate, who will undertake formal due diligence with a view to providing final credit-approved facilities in the September quarter.

HERALD RESOURCES – BASE METALS

Some key project parameters from the Feasibility Study, based solely on mining of the Anjing Hitam deposit, are as follows:

- Initial mine life of 7 years
- Diluted mined head grades of 15.15% Zn, 9% Pb (21% Zn equivalent)
- 1mtpa production rate, utilizing underground mining with paste back-fill
- Conventional flotation treatment process, producing 220,000 and 100,000 tonnes of zinc and lead concentrates p.a. at full production
- Cash operating costs of 30c per pound zinc produced

Discussions are continuing with smelters and trading groups to provide subordinated debt and offtake facilities.

PRE-DEVELOPMENT ACTIVITIES

Transportation and Logistics

Decision was made during the quarter to revert to trucking concentrates to the east coast of Sumatra, rather than the previously stated preference for a slurry pipeline and port facilities on the west coast. This was largely due to concern about ongoing seismic activity off the west coast of Sumatra, such as that which caused the Boxing Day tsunami.

The port of Belawan (near Medan), and the new port development at Kuala Tanjung, just SE of Belawan, have been investigated. The latter is currently favoured since the road link from the mine area, although a little longer, is a better road and the portsite is less congested also. A direct ship-loading jetty is being investigated.

Shipping from this location to east Asian destinations involves significantly less time and hence cost compared to the west coast, thus partly offsetting higher land transportation operating costs from trucking. The capex will also be significantly lower.

Environmental Impact Assessment and Project Socialisation

The AMDAL (EIA) has been assessed by the relevant committee with some items requiring attention. These have been addressed and the revised submission is due for assessment at the beginning of August. The Feasibility Study has been submitted to the Department of Energy and Mineral Resources with formal presentation due at the end of July.

The development and operating concept has been presented to the local people in the Dairi area and discussions held about compensation agreements. Once full AMDAL approval is forthcoming, individual landholder agreements will be settled for the access road and plantsite areas.

Project Management

The Dairi Project Development Manager, Mr Craig Pickett was appointed during the quarter. Mr Pickett brings with him a wealth of experience, having been involved at a senior level in a number of major resource projects both offshore (Sepon, Minahasa, Ashanti) and Australia (Telfer, Murrin Murrin, Cosmos) to name a few.

Expressions of interest for EPCM contracting have been called for. Initial enhanced engineering design has commenced also.

EXPLORATION

Lae Jehe Deeps

The Lae Jehe deposit is about 600m NW of the proposed plant site. On the grounds of drilling to date and anomalous response to previous surface and downhole EM geophysical surveys, it is considered a logical target for the next potential mine development following Anjing Hitam, the high-grade orebody on which the Dairi Feasibility study is based. The previous sparsely distributed diamond drilling had traced the interpreted main mineralised horizon from surface, where there are limited outcrop sulphide exposures and gossan float, over about 500m strike and 500m vertical extension. Surface EM surveys had pointed to a moderate strength, shallow anomaly but with a stronger, more extensive one at depth, below the limit for definitive delineation. A subsequent down-hole EM survey was restricted in range by partially blocked holes, but enabled modelling of the top of the strong anomaly which was subsequently tested in 2 diamond drillholes: SOP60D which intersected 17.7m at 10.6% Zn, 5.0% Pb and SOP59D which intersected 17.7m at 6.2% Zn, 3.3% Pb, including 6.0m at 10.0% Zn, 5.6% Pb.

The drilling and down-hole EM anomaly enabled estimation of **inferred resources of 8.2Mt at 7.7% Zn and 4.1% Pb** using a 5% zinc equivalent cutoff.

A new program commenced during the quarter to drill 2 holes into the Lae Jehe Deeps and, when completed, both will have down-hole EM probing conducted on them to help define where future drilling at Lae Jehe should be targeted. A program of shallower drilling to infill from surface to about 200m vertical depth will also be commenced in the September quarter.



Massive Sulphide Outcrop
Zn/Pb Oxide Deposit
Heli EM Conductive Zones
BONGKARAS
UTEM DEEPS TARGET
SEE FIGURE 3 FOR LONG SECTION
LAE JEHE RESOURCE
BASUKI LODE
ROB1
ANTON
BASE CAMP
ANJING HITAM
DANG TAKKAS
GN
UTM
SCALE 1: 12500
0
100
200
300
400
500
A'
A
1000E
1200N
1000N
800N
12000N
11500N
11000N
10500N
10000N
9500N
4500E
5000E
5500E
SOP56D
SOP45D
SOP55D
SOP53D
SOP50D
SOP51D
SOP44D
SOP49D
SOP52D
SOP59D
SOP166D
SOP167D
SOP60D
SOP17D
SOP54D
SOP15D
SOP16D
SOP13D
SOP12D
SOP10D
SOP 8D
SOP11D
SOP164D
SOP165D
SOP14D
SOP 9D
SOP 7D
SOP57D
SOP 6D
SOP39D
SOP 5D
SOP40D
SOP58D
SOP 4D
SOP19D
SOP37D
SOP20D
DAIRI PROJECT
SOPOKOMIL DOME
BONGKARAS-LAE JEHE-ANJING HITAM
TARGETS

FIGURE 1


800mRL
700mRL
600mRL
500mRL
400mRL
300mRL
200mRL
100mRL
SOP 52D
SOP 17D
SOP166D
SOP 59D
JE
JU
DA
SO
9m@6.0/4.4
m@10.3/6.6
10m@7.5/0.5
1.3m@12.9/8.9
3m@3.7/2.3
3.3m@4.3/3.5
10.2m@3.4/1.8
m@8.5/3.7
15.3m@6.2/3.3
6.0m@5.6/2.8
1m@10.0/5.6
3.9m@3.4/1.7
8.9m@17.1/9.4
2.8m@8.7/4.4
3.0m@10.0/8.3
LEGEND
DA Siltstones, dolomitic siltstones
JU Carbonaceous shales, calc-siltstones
Massive sulphide horizons
JE Massive quartz veined dolomite
MVT mineralised zones
SO Shale and dolostone
Shear, fault zones
Base of moderate weathering
Width @ Zn%/Pb%/ppm Ag
0 100m
DAIRI PROJECT - SUMATRA
SOPOKOMIL PROSPECT
LAE JEHE SECTOR
CROSS SECTION 1000N

FIGURE 2


A
A'
600mN
1200mN
800mRL
200mRL
Sapurang Anton
(~ 7m@12.0%Zn, 21.9%Pb)
ROB1
SOP17D
(9m@6.0%Zn, 4.4%Pb)
SOP13D
(6m@8.7%Zn, 4.9%Pb)
SOP11D
(6m@1.4%Zn, 0.7%Pb)
SOP12D
(3m@1.8%Zn, 0.7%Pb)
SOP49D
(11.3m@3.5%Zn, 2.2%Pb)
SOP52D
(13m@3.7%Zn, 2.3%Pb)
SOP54D
(15.6m@3.6%Zn, 1.9%Pb)
SOP59D
(15.3m@6.2%Zn, 3.3%Pb)
SOP166D
(8.9m@17.1%Zn, 9.4%Pb)
SOP60D
(17.7m@10.6%Zn, 5.0%Pb)
SOP167D
(Target)
SEE FIGURE 1
FOR LOCATION
Resource Outline
Downhole EM Anomaly
Drillhole Pierce Point (down hole width@grade)
Massive Sulphide Outcrop
0
100
200
METRES
LAE JEHE SECTOR
LONGITUDINAL SECTION

FIGURE 3

HERALD RESOURCES – BASE METALS

SOP166D, the first hole of the new deeps program, intersected **high grade massive sulphides** in the main mineral horizon from 506.04 - 513.00m and 513.46 - 514.90m with additional bands of sulphides between 522.95 – 525.75m. Assay results are tabulated below:

Hole	*North*	*East*	*Dip/Azimuth (mag)*	*From (m)*	*To (m)*	*Width (m)*	*ETW (m)*	*Zinc (%)*	*Lead (%)*	*Silver (g/t)*
SOP166D	940	1305	-66°/219°	506.04	514.90	**8.86**	**8.00**	**17.1**	**9.3**	**5**
				522.95	525.75	**2.80**	**2.50**	**8.7**	**4.4**	**2**

The mineralisation at Lae Jehe tends to have more intercalated shale bands in the main "horizon" than at Anjing Hitam but is otherwise very similar in style.

The intercept in SOP166D is 170m along strike, to the north, from drill hole SOP60D. This newly intersected massive sulphide intercept will hopefully help **elevate the previously announced Inferred Resources, in part, to Indicated Resources.**

SOP167D, also designed to test the down dip extensions of the Lae Jehe mineralisation beneath SOP60D, is in progress.

Sinar Pagi

Two diamond drill holes (SPA 4D and SPA 5D) were completed into the Maromas A lead/zinc soil anomaly. Only minor **sulphide mineralisation** in a relatively deeply weathered carbonate host rock was intersected and the remainder of the drilling programme at Maromas A was curtailed until the completion of an EM survey, planned for August, over the geochemical anomaly to help better define any mineralised zones.

The rig was moved to the Sinar Pagi prospect where earlier drilling had intersected oxidised lode containing better mineralisation of 9.1m at 11.0% Pb, 129g/t Ag in SPA 1D and 15.4m at 8.5% Pb, 64g/t Ag in SPA 3D. **The recent drilling has located further oxidised mineralisation** with SPA 6D intersecting gossanous intervals between 142.0m and 173.5m and SPA 8D intersecting gossanous material from 60.5 – 68.0m and 69.5 – 80.0m. Assay results are presented below for SPA 5D and SPA 6D. Results for SPA 8D are awaited.

Hole	North	East	Dip/Azimuth (mag)	From (m)	To (m)	Width (m)	Zinc (%)	Lead (%)	Silver (g/t)	Notes
SPA 5D	29375	19000	-50°/045°	62.00	66.45	4.45	1.92	0.38	4	Sulphide
SPA 6D	29840	19880	-60°/070°	142.00	149.50	7.50	0.08	0.35	0.5	All Oxide
				157.00	161.50	**4.50**	0.09	**22.4**	**52**	
				162.30	169.00	**6.70**	**3.40**	1.14	10	
			Incl.	162.30	163.23	**0.93**	**23.1**	0.66	4	
				172.00	173.50	**1.50**	**7.75**	0.14	12	

The lead mineralisation in hole SPA6D, and most earlier holes, appears to be mostly cerussite (lead carbonate) and no metallurgical testwork has been carried out to date to investigate possible recovery methods. The gossans, however, are indicative of massive sulphides, although of uncertain style, with zinc values often depleted.

The drilling at Sinar Pagi has to date established oxidised mineralisation over a strike length of approximately 300m, a true width of up to 20m and with a down dip extent of over 100m on one cross section. It remains open along strike in both directions as well as down dip. It is hoped that the EM survey will delineate the sulphide/oxide interface and enable intersection of primary mineralisation downdip.

EM Surveys

As well as down hole EM surveys in SOP166D and SOP167D, surface EM surveys are planned for August at Lae Jehe, Sinar Pagi, Maromas A, Bululaga and Bongkaras to assist in defining future drill targets at these prospects.



29800N
29900N
30000N
30100N
1000mRL
900mRL
800mRL
700mRL
600mRL
SPA006D
SPA003D
SPA002D
18m@0.0/2.8/2 (In surface trench)
23m@0.1/3.1/4
15.4
@ 0.7/8.5/64
2.0m @6.4/8.6/332
4.5m @ 0.1/22.4/52
1.5m @ 7.8/0.1/12
6.7m @ 3.4/1.1/10
LEGEND
Siltstones, shales
Mineralised Zone
Width @ Zn%/Pb%/ppm Ag
0
100m

DAIRI PROJECT - SUMATRA
TIGA LINGGA BLOCK
SINAR PAGI PROSPECT
CROSS SECTION 19880E

FIGURE 4

BELITUNG TIN PROJECT

Herald beneficial interest 100%
PT Tambang Timah (Timah) net smelter royalty for tin and co-products.

Herald is in discussions with Timah and is considering the Company's future in this project.

There was no field activity by Herald during the quarter.

HERALD RESOURCES – GOLD

COOLGARDIE GOLD PROJECT

Herald	50%
Leviathan (Manager)	50%


Broome
Nullagine
Newman
WESTERN
AUSTRALIA
Meekatharra
Kalgoorlie
Coolgardie
COOLGARDIE
PERTH

In February 2005, Herald granted Austminex Ltd a 4 month option to acquire the Company's 50% interest in the Coolgardie Gold Project.

Austminex Ltd (ASX: ATX) and its joint venture partner Matador Exploration Inc (jointly the Redemption JV) have exercised the above option, on a walk-in-walk-out basis following final settlement, including assumption of all rehabilitation liabilities.

In accordance with the acquisition agreements executed between the parties, the Redemption JV already have made **cash payments of $300,000 and issued 2,425,000 ATX shares** to Herald to exercise the option.

Subject to regulatory approval and financing, the Redemption JV are scheduled to complete the acquisition by early August 2005, with a final settlement payment to Herald of approximately **$2.1 million in cash.**

	QUARTER	
GOLD PRODUCTION	**JUNE 2005**	**MARCH 2005**
CGP Ore Mined	-	311,039 tonnes
Grade	-	2.5 g/t
CGP Ore Milled	121,388	277,860 tonnes
Grade	2.5g/t	2.3 g/t
Recovery	85%	88%
Gold Production	8,328 ozs	18,293 ozs
Attributable Production	4,164 ozs	9,147 ozs

HERALD RESOURCES – GOLD

REVENUE & COSTS

Herald sold its share of production at an average price of $553 per ounce. In addition Herald received revenues from interest, gold leasing fees and payment from its joint venture partner for production from open-pit ore on a per/oz basis.

Herald's production costs for the quarter were as follows:

	QUARTER	
	2005 June Quarter A$/oz	**2005 March Quarter A$/oz**
Total Cash Costs	$506	$427
Total Production Costs	$500	$509

N.B. The above information is based on reports provided by Leviathan Resources Ltd, managers of the Coolgardie Gold Project.

HERALD RESOURCES – GOLD

MELUAK GOLD PROJECT


MEDAN
MELUAK
INDONESIA
SUMATRA

Herald 26% via Corona Gold Ltd

Activities

There was no activity during the quarter following the 3 hole drilling program in the March quarter, due to ongoing concerns about security.

There are, however, good signs of settlement between the Acehnese separatist movement and the Indonesian central government. This may improve the overall security situation.

HERALD RESOURCES – GOLD

MONTAGUE GOLD PROJECT

Herald 15%, free carried


WESTERN
AUSTRALIA
MONTAGUE
CRATER
PERTH

Recent RC drilling has intersected a high grade gold structure at the Rosie North prospect and also tested beneath the Rosie Castle pit.

Airport (M 57/98, M57/99)

At Rosie North, drilling has confirmed a high-grade gold mineralised structure at the base of a wide zone of quartz veining in the hangingwall, close to the mineralised granodiorite-basalt contact zone. Assaying yielded the following results:

Hole	*AMG North*	*AMG East*	*Dip/Azimuth (mag)*	*From (m)*	*To (m)*	*Width (m)*	*Gold (g/t)*
GRC177	6965100	751325	-60°/270°	85	90	5*	6.60

The hole then intersected the basalt contact zone at a depth of 150m that was highly anomalous in gold returning 19m at 0.36g/t Au with the hole then being abandoned in mineralisation due to sampling problems. Further drilling is required to test for blind high grade gold mineralisation at depth.

One hole to a depth of 177m tested the depth extensions to the mined Rosie Castle pit that is located on the basalt-granodiorite contact. A hangingwall structure within the granodiorite made the following intersection:

Hole	*AMG North*	*AMG East*	*Dip/Azimuth (mag)*	*From (m)*	*To (m)*	*Width (m)*	*Gold (g/t)*
GRC178	6964730	751500	-60°/270°	85	90	5*	2.59

* denotes 5 metre composites, 1 metre splits currently being collected for assay.

The basalt contact was not intersected, suggesting the structure steepens at depth, and this contact zone therefore remains untested in this target area.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Montague JV.

CRATER GOLD PROJECT

Herald 20%, free carried

No work this quarter.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Crater JV.

MINERAL SANDS

MOOKA HMS PROJECT

Herald holds two exploration licences, with a total area of 434 km^2, which are considered prospective for heavy mineral sands and are located in the Gascoyne Junction region.

Recent surface soil sampling and shallow hand augering, on 5 reconnaissance traverses, have located visual traces of heavy minerals. Results of sink/float assaying and identification of the contained heavy minerals are awaited.

HERALD RESOURCES – CORPORATE

GOLD PRICE PROTECTION/INCOME GENERATION

At 30 June 2005, the Herald Group held the following positions:

TYPE	HEDGING (ozs)	CONTINGENT	SALE/STRIKE PRICE	MATURITY
Call options sold	Nil	Nil		
Call options sold	Nil	Nil		
TOTAL:	Nil	Nil		

CASH RESERVES

At 30 June 2005, parent company Herald Resources Ltd held cash deposits of $4.1M.

INVESTMENT

Herald owns 59% of the issued capital of ASX listed Jaguar Minerals Ltd.

M P WRIGHT
Executive Director

NOTE: Sections of the information contained in this report pertaining to mineralisation and/or mineral resources are based on information compiled by or supervised by: Mr B Kirkpatrick BSc, MAusIMM, MAIG, a full-time employee of Herald Resources Limited, who is a Corporate Member of the Australian Institute of Mining and Metallurgy and who has had more than five years relevant experience.

HERALD RESOURCES - CORPORATE DIRECTORY

DIRECTORS
T M Allen, (Chairman)
M P Wright, BBus
G J Hutton, BSc (Hons), FAusIMM

COMPANY SECRETARY
M P Wright

EXECUTIVES
Exploration Manager (International)
T W Middleton MSMM&E, MAusIMM

Acting Exploration Manager (Australia)
B L Kirkpatrick, BSc, MAusIMM, MAIG

SHARE REGISTRY
Security Transfer Registrars Pty Ltd
770 Canning Highway
APPLECROSS WA 6153
Telephone: 08 9315 0933
Facsimile: 08 9315 2233

AUSTRALIAN BUSINESS NUMBER
15 008 672 071

SHARE CAPITAL
66.3M shares
3.4M options

BANKERS
Macquarie Bank Limited
77 St Georges Tce
PERTH WA 6000

Challenge/Westpac
Banking Corporation
109 St Georges Tce
PERTH WA 6000

AUDITORS
Stanton Partners
1Havelock Street
WEST PERTH WA 6005

SOLICITORS
Blakiston & Crabb
1202 Hay Street
PERTH WA 6005

REGISTERED OFFICE
Level 3/50 Colin Street
WEST PERTH WA 6005
Telephone: 08 9322 2788
Facsimile: 08 9481 1669
Email: hrl@herald.net.au

www.herald.net.au